                         August 27, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Harry S. Pangas

       RE: SUPERSHUTTLE INTERNATIONAL, INC. (THE "COMPANY")
           REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-55917) FILED ON JUNE 3, 1998
           APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

Ladies and Gentlemen:

     Pursuant to Rule 259 of the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission withdraw the Company's Registration Statement on Form S-1, as amended (File No. 333-55917)
(the "Registration Statement"). The Company has elected to defer its plans for an initial public offering ("IPO"), and therefore withdraw its Registration Statement, until such time as it determines that overall market conditions for IPO's are more favorable. No securities were sold under the Registration Statement.

     Should you have any questions concerning the foregoing, please contact me or Gregory R. Hall of Squires Sanders & Dempsey L.L.P., the Company's legal counsel. Our telephone numbers are (602) 232-2200 and (602) 528-4134, respectively.

     On behalf of the Company and our legal counsel, please accept our thanks for your assistance and cooperation throughout the registration process of SuperShuttle International, Inc.

                                     Very truly yours,

                                     /s/ Thomas C. LaVoy
                                     ----------------------------------
                                     Thomas C. LaVoy
                                     Vice President & Chief Financial Officer
                                     SuperShuttle International, Inc.